



13000401

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

No Act
PE 1/22/13

February 8, 2013

Act: 1934
Section:
Rule: 14a-8
Public Availability: 2/8/13

Sarah E. Powell
Advance Auto Parts, Inc.
spowell@advance-auto.com

Re: Advance Auto Parts, Inc.
Incoming letter dated January 22, 2013

Dear Ms. Powell:

This is in response to your letter dated January 22, 2013 concerning the shareholder proposal submitted to Advance Auto Parts by John Chevedden. We also have received letters from the proponent dated January 23, 2013 and February 5, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

February 8, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Advance Auto Parts, Inc.
Incoming letter dated January 22, 2013

The proposal asks the board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend the bylaws and each appropriate governing document to give holders of 10% of the company's outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

There appears to be some basis for your view that Advance Auto Parts may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming shareholders' meeting include a proposal sponsored by Advance Auto Parts to approve an amendment to Advance Auto Parts' charter and bylaws to permit a shareholder (or group of shareholders) who have held continuously, for at least one year, at least 25% of the outstanding common stock to call a special meeting of shareholders. You indicate that the proposal and the proposal sponsored by Advance Auto Parts directly conflict. You also indicate that inclusion of both proposals would present alternative and conflicting decisions for the shareholders and would create the potential for inconsistent and ambiguous results. Accordingly, we will not recommend enforcement action to the Commission if Advance Auto Parts omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Raymond A. Be
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

February 5, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Advance Auto Parts, Inc. (AAP)
Special Meeting
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 22, 2013 company request concerning this rule 14a-8 proposal.

The company needs to confirm that it plans to have unbundled proposals on its 2013 annual meeting proxy to address the two elements it plans to propose. The first element is the basic shareholder right to call a special meeting permitted by law and the second element is to increase the percentage of shareholders required to call a special meeting to 25% – boosting the percentage substantially from the basic percentage permitted by law (10%).

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc: Sarah Powell <spowell@advance-auto.com>

[AAP: Rule 14a-8 Proposal, December 10, 2012, Revised December 17, 2012]

4* – Special Shareowner Meeting Right

Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law). This proposal does not impact our board's current power to call a special meeting.

Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This proposal topic won more than 60% support at CVS, Sprint and Safeway.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, expressed concern regarding our executive pay. The annual incentive plan for our executives continued to double the target payout for small improvements above the target. Above target performance should be rewarded by above target bonuses – not by a double bonus. In addition, only 25% of long-term incentive pay had job performance requirements. With so little based on the achievement of long-term performance, this executive pay plan may not be in the best interests of shareholders. Thus executive pay practices at our company may not be effectively linked to long-term performance. These practices may not come as a surprise because Paul Raines, a CEO, chaired our executive pay committee. When it comes to executive pay CEOs are not know for moderation.

The 2012 proposal to eliminate our requirements for a 67% vote to make certain improvements in our corporate governance won our 68% support which even translated into 58% of all shares outstanding. This 68% support was all the more impressive because someone with a sense of humor gave the proposal a vague title in our ballots. It was the only ballot proposal that had a vague title.

Our corporate governance committee, under the leadership of Gilbert Ray, appeared to be in no hurry to adopt this highly-supported 2012 proposal. Plus Mr. Ray was potentially overboarded by working on the boards of 4 major companies. It may come as no surprise that John Brouillard, who was involved with the bankruptcy of Eddie Bauer and who was our former CEO, controlled one-third of this same governance committee.

Please vote to protect shareholder value:

Special Shareowner Meeting Right – Proposal 4*

JOHN CHEVEDDEN

January 23, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Advance Auto Parts, Inc. (AAP)
Special Meeting
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 22, 2013 company request concerning this rule 14a-8 proposal.

The company responds to a rule 14a-8 proposal for a 10% threshold for shareholders to call a special meeting with a tentative wish-list company proposal that in effect calls for 40% of shareholders to call a special meeting (25% of shares long for one-year). The company conveniently omits its one-year long restriction as it nears its conclusion. The company proposal is a dud compared to the shareholder proposal.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc: Sarah Powell <spowell@advance-auto.com>

[AAP: Rule 14a-8 Proposal, December 10, 2012, Revised December 17, 2012]

4* – Special Shareowner Meeting Right

Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law). This proposal does not impact our board's current power to call a special meeting.

Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This proposal topic won more than 60% support at CVS, Sprint and Safeway.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, expressed concern regarding our executive pay. The annual incentive plan for our executives continued to double the target payout for small improvements above the target. Above target performance should be rewarded by above target bonuses – not by a double bonus. In addition, only 25% of long-term incentive pay had job performance requirements. With so little based on the achievement of long-term performance, this executive pay plan may not be in the best interests of shareholders. Thus executive pay practices at our company may not be effectively linked to long-term performance. These practices may not come as a surprise because Paul Raines, a CEO, chaired our executive pay committee. When it comes to executive pay CEOs are not know for moderation.

The 2012 proposal to eliminate our requirements for a 67% vote to make certain improvements in our corporate governance won our 68% support which even translated into 58% of all shares outstanding. This 68% support was all the more impressive because someone with a sense of humor gave the proposal a vague title in our ballots. It was the only ballot proposal that had a vague title.

Our corporate governance committee, under the leadership of Gilbert Ray, appeared to be in no hurry to adopt this highly-supported 2012 proposal. Plus Mr. Ray was potentially overboarded by working on the boards of 4 major companies. It may come as no surprise that John Brouillard, who was involved with the bankruptcy of Eddie Bauer and who was our former CEO, controlled one-third of this same governance committee.

Please vote to protect shareholder value:

Special Shareowner Meeting Right – Proposal 4*

January 22, 2013

Sarah E. Powell
Senior Vice President,
General Counsel and Corporate Secretary

Direct 540-561-1186
Fax 540-561-1448
Email spowell@advance-auto.com

VIA EMAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20549

Re: Advance Auto Parts, Inc. – Notice of Intent to Omit from Proxy Materials Stockholder Proposal Submitted by John Chevedden

Ladies and Gentlemen:

This letter is submitted by Advance Auto Parts, Inc., a Delaware corporation (the "**Company**") to inform you of the Company's intention to omit from its proxy statement and form of proxy for its 2013 Annual Meeting of Stockholders (collectively, the "**Proxy Materials**") the proposal and statement in support thereof (the "**Stockholder Proposal**") submitted by Mr. John Chevedden. The proposal was received by the Company on December 17, 2012. The Company is submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**").

Pursuant to Exchange Act Rule 14a-8(j), enclosed for filing with the Securities and Exchange Commission (the "**Commission**") are (i) this letter, which includes an explanation in support of the Company's belief that it may exclude the Stockholder Proposal and (ii) the Stockholder Proposal. By sending Mr. Chevedden an emailed copy of this letter, the Company is notifying Mr. Chevedden of its intention to omit the Stockholder Proposal from the Proxy Materials. Pursuant to Rule 14a-8(k) and Section E of SLB No. 14D, the Company requests that Mr. Chevedden concurrently provide to the undersigned a copy of any correspondence that is submitted to the Commission or the Staff in response to this letter.

Pursuant to Exchange Act Rule 14a-8(j), this letter is being submitted not less than 80 calendar days before the Company files its 2013 definitive Proxy Materials with the Commission.

The Stockholder Proposal

The Stockholder Proposal, a copy of which is attached hereto as Exhibit A, contains a resolution that the Company's stockholders approve the following:

"Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law). This proposal does not impact our board's current power to call a special meeting."

No-Action Request

The Company respectfully requests that the staff of the Division of Corporation Finance (the "**Staff**") concur with its conclusion that the Stockholder Proposal may be excluded from its Proxy Materials, and in turn, not recommend to the Commission that enforcement action be taken, pursuant to Exchange Act Rule 14a-8(i)(9) because it directly conflicts with a proposal that the Company intends to include in the Proxy Materials. The Company intends to recommend that stockholders approve an amendment to the Company's charter and bylaws that would permit a stockholder or group of stockholders, who have held continuously for at least one year, at least 25% of the Company's outstanding common stock to call a special meeting of stockholders (the "**Company Proposal**"). The Company believes that the Company Proposal directly conflicts with the Stockholder Proposal and inclusion of both proposals would present alternative and conflicting decisions for the Company's stockholders.

Basis for Exclusion

The Stockholder Proposal may be excluded pursuant to Rule 14a-8(i)(9) because it directly conflicts with the Company Proposal to be submitted at the Company's 2013 Annual Meeting of Stockholders.

Pursuant to Exchange Act Rule 14a-8(i)(9), a company may properly exclude a stockholder proposal from its proxy materials "if the proposal directly conflicts with one of the company's own proposals to be submitted to stockholders at the same meeting". The Commission has indicated that the company's proposal and the stockholder's proposal need not be "identical in scope or focus for the exclusion to be available". *See* Exchange Act Release No. 40018, at n.27 (May 21, 1998). The inclusion in the Proxy Materials of both the Stockholder Proposal and the Company Proposal would present the opportunity for inconsistent and ambiguous results that Exchange Act Rule 14a-8(i)(9) is designed to prevent.

The Staff has consistently agreed to the exclusion of stockholder proposals when a stockholder proposal, on the one hand, and a company-sponsored proposal, on the other hand, would present alternative and conflicting decisions to stockholders. For example, the Staff recently granted a no-action letter to Alcoa Inc. ("**Alcoa**"), dated December 21, 2012, on similar grounds. Alcoa received a stockholder proposal asking the board to implement a 10% ownership threshold for stockholders to call a special meeting. Alcoa advised the Staff that it intended to submit to stockholders a proposal that allowed stockholders who held an aggregate of at least 25% of the outstanding shares of Alcoa, and have held that amount as a net long position continuously for at least one year, the right to call a special meeting of stockholders. Alcoa represented that its company-sponsored proposal directly conflicted with the stockholder proposal and, the Staff agreed that it would be appropriate to exclude the stockholder proposal pursuant to Exchange Act Rule 14a-8(i)(8).

Similarly, in no-action relief granted to Flowserve Corp. ("**Flowserve**"), the Staff concurred with the exclusion of a stockholder proposal that would have enabled stockholders holding at least 10% of Flowserve's common stock to call a special meeting. Flowserve asserted that its proposal to allow stockholders who continuously held in the aggregate at least 25% of the company's outstanding common stock for at least one year to call a special meeting of stockholders conflicted with the stockholder proposal.

In addition, the Staff has previously granted no-action relief pursuant to Rule 14a-8(i)(9), under circumstances similar, or nearly identical, to those presented in this letter. For example, in each of *Coca-Cola Company* (Dec. 21, 2012); *Equinex, Inc.* (Mar. 27, 2012); *Cognizant Technology Solutions Corp.* (Mar. 15, 2012); *Omnicom Group Inc.* (Feb. 27, 2012); *Devon Energy Corporation* (Feb. 21, 2012); *McDonald's Corporation* (Feb. 1, 2012); *The Wendy's Company* (Jan. 31, 2012); *Cummins Inc.* (Jan 24, 2012); *Hospira, Inc.* (Jan. 20, 2012); *eBay, Inc.* (Jan 13, 2012); *Fluor Corp.* (Jan. 11, 2012); and *Praxair, Inc.* (Jan. 11, 2012), the Staff concurred with exclusion of a similar stockholder proposal regarding the right of stockholders to call a special meeting in light of a conflicting company-sponsored proposal to amend governing documents to permit stockholders to call a special meeting. In each such case, the conflicting company proposal presented a higher ownership threshold to exercise the stockholders' right to call a special meeting than was set forth in the stockholder proposal. In the above-referenced no-action letters, the Staff advised that it would not recommend enforcement action for omission of the stockholder proposal after consideration of the companies' position that the proposals present alternative and conflicting decisions for stockholders and that submitting both proposals to a vote would provide inconsistent and ambiguous results.

As in the various no-action letters cited above, the Company Proposal and the Stockholder Proposal directly conflict, and including both proposals in the Proxy Materials would present alternative and conflicting decisions for the Company's stockholders. Specifically, the Company Proposal, on the one hand, would call for a 25% ownership threshold to call a special meeting, whereas the Stockholder Proposal, on the other hand, would call for a 10% ownership threshold to call a special meeting. If the Stockholder Proposal is not excluded from the Proxy Materials, there would be a potential for inconsistent and ambiguous results, particularly if both proposals were approved. This would be confusing to the Company's stockholders and would not provide the Company with clear guidance. Thus, based on the foregoing, the Company believes that the Stockholder Proposal may properly be excluded from its Proxy Materials under Rule 14a-8(i)(9) of the Exchange Act.

Conclusion

For the above stated reasons, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Stockholder Proposal from its Proxy Materials.

Should you have any additional questions, or if the Staff is unable to concur with the Company's request without additional information or discussions, the Company respectfully requests the opportunity to speak with the Staff prior to the issuance of any written response to this letter. Please do not hesitate to contact me at 540-561-1186 if the Company can be of any further assistance.

Very truly yours,



Sarah E. Powell
Senior Vice President, General Counsel and Corporate Secretary
cc: Mr. John Chevedden (via email *** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT A


Advance Auto Parts
Service is our best part.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. John C. Brouillard
Chairman of the Board
Advance Auto Parts, Inc. (AAP)
5008 Airport Rd
Roanoke, VA 24012
Phone: 540 362-4911
Fax: 540-561-1448

REVISED DEC. 17, 2012

Dear Mr. Brouillard,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

December 10, 2012
Date

cc: Sarah Powell <Sarah.Powell@advanceautoparts.com>
Corporate Secretary
Rachel Geiersbach <rachel.geiersbach@advance-auto.com>
Joshua Moore <Joshua.Moore@advanceautoparts.com>

[AAP: Rule 14a-8 Proposal, December 10, 2012, Revised December 17, 2012]
4* – Special Shareowner Meeting Right

Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law). This proposal does not impact our board's current power to call a special meeting.

Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This proposal topic won more than 60% support at CVS, Sprint and Safeway.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, expressed concern regarding our executive pay. The annual incentive plan for our executives continued to double the target payout for small improvements above the target. Above target performance should be rewarded by above target bonuses – not by a double bonus. In addition, only 25% of long-term incentive pay had job performance requirements. With so little based on the achievement of long-term performance, this executive pay plan may not be in the best interests of shareholders. Thus executive pay practices at our company may not be effectively linked to long-term performance. These practices may not come as a surprise because Paul Raines, a CEO, chaired our executive pay committee. When it comes to executive pay CEOs are not know for moderation.

The 2012 proposal to eliminate our requirements for a 67% vote to make certain improvements in our corporate governance won our 68% support which even translated into 58% of all shares outstanding. This 68% support was all the more impressive because someone with a sense of humor gave the proposal a vague title in our ballots. It was the only ballot proposal that had a vague title.

Our corporate governance committee, under the leadership of Gilbert Ray, appeared to be in no hurry to adopt this highly-supported 2012 proposal. Plus Mr. Ray was potentially overboarded by working on the boards of 4 major companies. It may come as no surprise that John Brouillard, who was involved with the bankruptcy of Eddie Bauer and who was our former CEO, controlled one-third of this same governance committee.

Please vote to protect shareholder value:

Special Shareowner Meeting Right – Proposal 4*

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

P.O. BOX 770001
CINCINNATI, OH 45277-0045


NATIONAL
FINANCIAL℠

Post-it® Fax Note 7671	Date 12-11-12	# of pages ▶
To Sarah Powell	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 540-561-1448	Fax #	

December 11, 2012

John R. Chevedden
Via facsimile to:** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that according to our records Mr. Chevedden has continuously owned no fewer than 100 shares of Home Depot, Inc. (CUSIP: 437076102, trading symbol: HD), no fewer than 300 shares of Chiquita Brands International, Inc. (CUSIP: 170032809, trading symbol: CQB), no fewer than 100 shares of Northrop Grumman Corp. (CUSIP: 666807102, trading symbol: NOC), no fewer than 60 shares of Advance Auto Parts (CUSIP: 00751Y106, trading symbol: AAP) and no fewer than 70 shares of OGE Energy Corp. (CUSIP: 670837103, trading symbol: OGE) since October 1, 2011.

The shares referenced above are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 9:00 a.m. and 5:30 p.m. Eastern Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 27937 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W627633-11DEC12

National Financial Services LLC, member NYSE, SIPC

Fidelity INVESTMENTS